PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70320

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KARMEQ LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

318 WESTLAKE CENTER, SUITE 203
(No. and Street)

DALY CITY	**CA**	**94015**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CELESTE MOYE	**415-672-0559**	CELESTECPA@COMCAST.NET
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROPPER ACCOUNTANCY CORPORATION
(Name – if individual, state last, first, and middle name)

2700 YGNACIO VALLEY RD #270	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __DARRELL YOUNG_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __KARMEQ LLC_____, as of __12/31_____, 2 _023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
PRINCIPAL AND CEO


_____
Notary Public

**SEE ATTACHED
JURAT/ACKNOWLEDGEMENT
FOR NOTARY**

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 8th day of March, 2024, by Darrell Young,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

GERALDINE TAMBANILLO
COMM. #2386200
NOTARY PUBLIC • CALIFORNIA
San Mateo County
Commission Expires January 7, 2026

(Seal) Signature [signature]

KARMEQ, LLC

Statement of Financial Condition

December 31, 2023

With Independent Auditors' Report Thereon

PUBLIC DOCUMENT



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of KARMEQ, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KARMEQ, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of KARMEQ, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of KARMEQ, LLC's management. Our responsibility is to express an opinion on KARMEQ, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KARMEQ, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as KARMEQ, LLC's auditor since 2024.
Walnut Creek, California
March 7, 2024

KARMEQ, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Assets:

Cash	$	647
Deposit with Clearing Broker-Dealer		253,166
Prepaid Expenses		16,934
Due from Related Party		6,607
Internal-Use Software - Net of amortization of $116,964		681,129
Total Assets	$	958,483

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	51,979
Due to Related Party		100,151
Total Liabilities		152,130
Commitments and Contingencies (Note 4)		
Member's Equity		806,353
Total Liabilities and Member's Equity	$	958,483

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

KARMEQ, LLC (the "Company"), is a Delaware Limited Liability Company formed on November 21, 2018. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) on August 6, 2020, and is a member of the Financial Industry Regulatory Authority (FINRA). All trades are cleared through other brokers on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

Risks and Uncertainties
The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liabilities in the normal course of business. As of December 31, 2023, the Company had cash of $647. During the year ended December 31, 2023, the Company had a net loss of $457,778 and net cash used in operating activities of $348,067. The Company's ability to generate positive cash flows from operations is dependent upon its ability to generate revenue to generate sufficient cash flows to meet its obligations on a timely basis and ultimately to attain successful operations.

Successful completion of the Company's trading platform, customer development program, and ultimately, the attainment of profitable operations are dependent upon future events, including acquiring and maintaining customers, and achieving a level of transactions processed to support the Company's cost structure. The Company is subject to a number of risks common to brokerage-based companies, including limited operating history, dependence on customer demands, the successful development and marketing of its products and services, and competition within the brokerage industry. Management of the Company has the intent and ability to fund the Company over the next 12 months. The Company plans to generate the necessary cash flow over the eighteen months based upon operating results and member contributions.

Revenue
The Company earns revenue from fees charged for offering an online platform to gift shares of stock. Revenue is recognized when the gift is initiated and the fees are paid. Fees are collected by a related party organization and paid to the Company on an annual basis. The platform became available for testing in December 2021. After a testing period and needed enhancements, the platform became live to the public in November 2022.

Cash and Credit Risk

Cash consists of cash held in checking and savings accounts.

Financial instruments, which potentially subject the organization to concentrations of credit risk, consist principally of cash and deposit with clearing broker-dealer. As of December 31, 2023, and through the date of the report, cash in bank did not exceed the $250,000 FDIC insured limit. Cash deposits maintained with the clearing broker-dealer, which is considered a receivable for purposes of this report, is insured by SIPC up to a maximum of $500,000.

3

Deposit with Clearing Broker-Dealer
The clearing broker requires the Company to have a reserve amount of $250,000 to ensure the Company's performance with its obligations under the Fully Disclosed Clearing Agreement with the clearing broker.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2023 was $31,135

Income Taxes
The Company is treated as a disregarded entity for Federal Income Tax purposes. Consequently, Federal income taxes are not payable or provided for by the Company. The member is taxed individually on the Company's earnings. California has an annual LLC filing requirement and fees were paid at the Company level in the amount of $0 during the year ended December 31, 2023.

The Company determined that there are no uncertain tax positions that require financial statement recognition. The tax returns of the single member, which as noted above include the earnings of the Company, remain open for examination by tax authorities for a period of three years from the date which they are filed. The 2020, 2021, and 2022 Federal and California income tax returns are currently open for examination.

Allocation of Income and Losses
The Company is a single member LLC. The net income/loss of the Company is allocated to the sole member.

Operating Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases, and makes certain changes to the accounting for leases, including recognizing a right to use asset and lease liability for all lease agreements. The Company currently has no operating or finance leases to report and reimburses a related party for rent according to an annual cost sharing agreement. Rent owed for the year ended December 31, 2023 is $7,096.

Internal-Use Software, Net
The Company capitalizes certain qualified costs incurred in connection with the development of the KARMEQ.com platform. Capitalization of such costs begins when the preliminary project stage is completed; management, with the relevant authority, authorizes and commits to the funding of the software project and it is probable that the project will be completed, and the software will be used to perform the function intended. Costs incurred prior to meeting the criteria together with costs incurred for training and maintenance are expensed as incurred. The Company capitalized enhancements of $25,000 during the year ended December 31, 2023. The Company amortizes these costs over the estimated useful life of the related asset, generally ten years. The Company recorded amortization expense of $78,559 for the year ended December 31, 2023.

Impairment of Long-Lived Assets
The Company accounts for its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-05, *Impairment or Disposal of Long-Lived Assets*. Long-lived assets, including internal-use software, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized based on the excess of the carrying amount of the asset above the fair value of the asset.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $101,683 which was $91,541 in excess of its net capital requirement of $10,142. The Company's ratio of aggregate indebtedness to net capital was 1.5to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company clears all of its customer transactions through another Broker-Dealer on a fully disclosed basis, and therefore, claims an exemption from Rule 15c3-3.

(4) Commitments and Contingencies

The Company has an obligation to a vendor to pay integration fees of $5,000 per month through October 2024 and $10,000 per month November 2024 through October 2026.

From time to time, the Company may be involved in legal proceedings arising mainly from the ordinary course of its business. In management's opinion any such legal proceedings are not expected to have a material effect on the Company's financial position or results of operations.

At December 31, 2023 the Company did not have other commitments or contingencies requiring disclosure.

(5) Related Parties

The Company has an expense sharing agreement with a related registered investment advisor whereby the Company accrues a payable for certain expenses paid on the Company's behalf. These expenses include rent, telecommunication services, administrative assistance, and other office expenses. For the year ended December 31, 2023 under this agreement rent expense was $7,096, payroll related costs were $10,909, communications costs were $2,553, shared software subscriptions were $510, and other miscellaneous expenses totaled $259. As of December 31, 2023 the amount owed to the related party under this agreement was $100,151. These funds will be repaid as cash flows permit.

The Company shares processing fees with a separate related entity under a fee sharing agreement. At December 31, 2023 the Company had a receivable under this agreement of $6,607 which included $6,575 for a cash flow advance and $32 in service fees. The Company expects repayment as cash flows permit.

(6) Subsequent Events

Management has evaluated subsequent events through the date of the report of the Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued. Based on such evaluation, no additional adjustments to or disclosures in the financial statements were deemed necessary.